(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50938

CUSIP NUMBER 31659U 30 0

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fieldstone Investment Corporation
Full Name of Registrant

Former Name if Applicable

11000 Broken Land Parkway
Address of Principal Executive Office (Street and Number)

Columbia, MD 21044
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2007, Fieldstone Investment Corporation (the “Company”) announced its entry into an amendment (the “Amendment”) to the merger agreement entered into during the first quarter of 2007 among the Company, Rock Acquisition Corp., and Credit-Based Asset Servicing and Securitization LLC (“C-BASS”). The Amendment was executed to reflect certain agreements between the Company and C-BASS intended to address liquidity concerns of the Company pending closing of the acquisition of the Company. As a result, management has devoted substantial resources and has expended considerable effort to negotiate the terms of, and to perform the obligations required in connection with, the Amendment. The demands on the Company’s resources to operate the Company, negotiate the terms of the Amendment, and prepare required deliverables in connection with the execution of the Amendment have placed sizeable demands upon the Company’s management and staff. Consequently, the Company did not file the Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) by the prescribed filing date of March 16, 2007, as doing so would have created unreasonable effort and expense. The Company expects that it will file its Form 10-K on or before April 2, 2007.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Brennan	410	772-7200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $68.4 million for the year ended December 31, 2006, compared to net income of $99.4 million for the year ended December 31, 2005, as a result of decreases in both the Company’s net gains on sale and net interest income due to a decline in net interest margin on loans originated in 2006, increases in the Company’s provision for loan losses, and unfavorable fluctuations in results from the Company’s derivative contracts. Results of operations were also negatively impacted by $10.6 million of charges related to the Company’s previously announced settlement with former Company shareholders relating to the price paid by the Company to redeem their shares following the closing of the Company’s Rule 144A equity offering in 2003, and a $0.9 million pre-tax loss on the disposal of the Company’s discontinued operations during 2006.

The Company expects to report that net interest income decreased to $104.2 million in 2006 from $163.7 million in 2005 due primarily to a decrease in the Company’s average interest spread, which is the difference between the coupon interest rate on the Company’s loans to borrowers and the interest rate the Company incurs for the debt financing of the loan, which was partially offset by a higher average balance of loans.

The Company expects to report that its provision for loan losses increased to $69.1 million in 2006 from $30.1 million in 2005 as the result of a sharp increase in delinquencies on more recent loan originations, consistent with loan performance throughout the industry compared to the prior year, and the aging of the Company’s portfolio.

The Company expects to report that gains on sales of mortgage loans, net decreased to $17.0 million in 2006, compared with $61.2 million last year due to decreased sales premiums earned during 2006 as a result of the reduction in the net interest spread available on new originations, decreased sales volumes in the current year, and increased investor repurchase requests.

The decreased gains on sales, net, was also caused by a decline in the market value of certain second lien products due to slowing home price appreciation, increased industry-wide defaults on second lien loans, and rating agency forecasts of a decline in second lien performance, which resulted in pre-tax charges of $4.2 million during 2006 to reduce these loans to the lower of cost or market value, which was recorded as a reduction in the gains on sales of mortgage loans, net. The Company expects to report that the provision for losses on repurchased loans increased by $8.2 million in 2006 compared to 2005.

The Company expects to report that results of operations for 2006 include losses of $27.2 million related to the decreases in the fair market value of the Company’s derivative contracts compared to gains of $9.0 million included in 2005 results.

*    *    *

Certain matters discussed in this notification may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, the Company’s expected operating results for the year ended December 31, 2006. These statements are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results and the timing of certain events may differ materially from those indicated by such forward-looking statements due to a variety of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, including but not limited to (i) the potential inability to satisfy the conditions to closing of the merger or the possibility that the Company’s stockholders do not approve the merger; (ii) the Company’s ability to implement or change aspects of its portfolio strategy; (iii) interest rate volatility and the level of interest rates generally; (iv) the sustainability of loan origination volumes and levels of origination costs; (v) compliance with the covenants in the Company’s credit and repurchase facilities and continued availability of credit facilities for the liquidity it needs to support its origination of mortgage loans; (vi) the ability to sell or securitize mortgage loans on favorable economic terms; (vii) deterioration in the credit quality of the Company’s loan portfolio; (viii) the nature and amount of competition; (ix) the impact of changes to the fair value of the Company’s interest rate swaps on its net income, which will vary based upon changes in interest rates and could cause net income to vary significantly from quarter to quarter; and (x) other risks and uncertainties outlined in the Company’s periodic reports filed with the Securities and Exchange Commission. These statements are made as of the date of this notification, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Fieldstone Investment Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 19, 2007	By	/s/ Michael J. Sonnenfeld
President and Chief Executive Officer